3280 PEACHTREE ROAD
SUITE 2670
ATLANTA, GA 30305
(404) 419-2670

May 31, 2012

Via EDGAR and FEDEX

Ms. Mellissa Campbell Duru
Special Counsel
Division of Corporation Finance
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3628

Re:	J. Alexander’s Corporation
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed by Privet Fund LP, Privet Fund Management LLC, Ryan Levenson,
Ben Rosenzweig and Todd Diener
Filed May 18, 2012
File No. 001-08766

Dear Ms. Duru:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the proxy materials included in the Amendment No. 1 to Preliminary Schedule 14A filed on May 18, 2012, filed by Privet Fund LP, Privet Fund Management LLC, Ryan Levenson, Ben Rosenzweig, and Todd Diener (collectively, “The Committee to Strengthen J. Alexander’s” or the “Committee”) with respect to the 2012 annual meeting of shareholders (the “2012 Annual Meeting”) of J. Alexander’s Corporation (the “Company”).  The Staff’s comments were provided to Ben Rosenzweig via email on May 25, 2012.

This letter and the accompanying revised Amendment No. 2 to Preliminary Proxy Statement (the “Amendment No. 2 to Preliminary Proxy Statement”) are being filed with the SEC electronically today.  In addition to the electronic filing, we are delivering via Federal Express a hard copy of this letter, along with two courtesy copies of Amendment No. 2 to Preliminary Proxy Statement marked to indicate changes from Amendment No. 1 to Preliminary Proxy Statement.  For the convenience of the Staff, each of the Staff's comments is reproduced in bold type face and is followed by the corresponding response of the Committee.  Capitalized terms not otherwise defined herein are used as defined in the Preliminary Proxy Statement.

General

1.
Refer to the last sentence of the bracketed language appearing on page i.  You disclose that you “expect the Company will provide” an Omnibus ballot. There does not appear to be a reasonable basis for this statement given that the company is not obligated under state law to provide this option and you have not been told that they will do so. Further, your disclosure appears to be internally inconsistent and potentially confusing to shareholders. Specifically, your disclosure fails to clarify that shareholders would only be capable of voting in the manner you posit by revoking the very proxy authority you are soliciting in order to be capable of voting their shares.  Please remove the last sentence and make conforming revisions throughout the proxy statement.

The subject disclosure has been removed in response to the Staff’s comments and conforming changes have been made throughout the proxy statement.

2.
Please refer to the bracketed language on page ii and your responses to prior comments 3 and 11.  It is not apparent why this additional disclosure is needed given your acknowledgement of the inapplicability of the short-slate provisions and your acknowledgement that GOLD proxies confer authority to the participants to vote shares represented by the proxy only with respect to two of your nominees. Please revise to eliminate the bracketed language in the first paragraph of page ii. Please make conforming revisions throughout the proxy statement.

The subject disclosure has been removed in response to the Staff’s comments and conforming changes have been made throughout the proxy statement.

3.
Please clarify the timeline and potential impediments to the approval of the proposal your nominees intend to introduce to the Board relating to the filling of vacancies on the Board after the annual election meeting. Also, consider including such disclosure in the list of plans the participants outline on page 17.

The subject disclosure has been revised to reflect that if Mr. Stout is not elected, our Nominees would propose to expand the Board and appoint Mr. Stout as a director at the first board meeting following the Annual Meeting.  We have added disclosure regarding potential impediments to the adoption of such proposal.  We have also added such proposal to the list of plans set forth on page 17.

Each of the undersigned participants acknowledge that (i) the participant is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) the participant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional comments or questions, please contact our counsel Rick Miller of Bryan Cave LLP at (404) 572-6787 or rick.miller@bryancave.com.

Sincerely,

PRIVET FUND LP

By: Privet Fund Management LLC,
Managing Partner

By:	/s/ Ryan Levenson
Name: Ryan Levenson
Title: Managing Member

PRIVET FUND MANAGEMENT LLC

By:	/s/ Ryan Levenson
Name: Ryan Levenson
Title: Managing Member

/s/ Ryan Levenson
Ryan Levenson

/s/ Ben Rosenzweig
Ben Rosenzweig

/s/ Todd Diener
Todd Diener

cc:           Rick Miller, Esq.
Eliot Robinson, Esq.
Bryan Cave LLP
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